MAUI LAND & PINEAPPLE COMPANY, INC.
ANNUAL REPORT
1994

CONTENTS

Letter to Shareholders                                             2
Pineapple                                                          4
Kapalua                                                            5
Commercial & Property                                              6
Independent Auditors' Report                                       7
Consolidated Balance Sheets                                        8
Consolidated Statements of Operations and Retained Earnings       10
Consolidated Statements of Cash Flows                             11
Notes to Consolidated Financial Statements                        12
Common Stock                                                      19
Selected Financial Data                                           20
Management's Discussion and Analysis of
      Results of Operations and Financial Condition               21
Officers and Directors                                            24





Cover Photos: Kaahumanu Center, renovated and expanded in 1994, is Maui's largest regional shopping mall with 112 tenants, including three major anchor stores.

THE COMPANY

      Maui Land & Pineapple Company, Inc., a Hawaii corporation organized in 1909, is a land-holding and operating company with several wholly-owned subsidiaries, including two major operating companies, Maui Pineapple Company, Ltd. and Kapalua Land Company, Ltd. The Company, as used herein, refers to the parent and its wholly-owned subsidiaries. The Company's principal business activities are Pineapple, Resort and Commercial & Property.

      The Company owns approximately 28,700 acres on the island of Maui, of which about 8,000 acres are used directly or indirectly in the Company's operations. Approximately 2,000 people were employed by the Company in 1994 on a year-round or seasonal basis.

      Maui Pineapple Company, Ltd. is the operating subsidiary for pineapple. It is the sole supplier of private label, 100% Hawaiian canned pineapple products to United States supermarkets. It also sells its products to food service suppliers and food processors.

      Kapalua Land Company, Ltd. is the developer of a destination resort community in West Maui. The Kapalua resort is located on approximately 1,500 acres bordering the ocean, including three beaches.

      Commercial & Property includes Kaahumanu Center, Napili Plaza and other non-resort property rentals and sales.

10-K REPORT
Shareholders who wish to receive, free of charge, a copy of the Company's 10-K Report to the U.S. Securities and Exchange Commission may write to:
      Corporate Secretary
      Maui Land & Pineapple Company, Inc.
      P. O. Box 187
      Kahului, Hawaii 96732-0187

ANNUAL MEETING
The Annual Meeting of Shareholders of the Company will be held at 9:00 a.m. on Friday, May 5, 1995, in the Corporate Office courtyard of Maui Land & Pineapple Company, Inc., 120 Kane Street, Kahului, Hawaii.

OFFICES
Corporate Offices                         Pineapple Marketing Office

Maui Land & Pineapple Company, Inc.       Maui Pineapple Company, Ltd.
P. O. Box 187                             P. O. Box 4003
Kahului, Hawaii  96732-0187               Concord, California  94524-4003
Telephone:  808-877-3351                  Telephone:  510-798-0240
Fax:  808-871-0953                        Fax:  510-798-0252

Maui Pineapple Company, Ltd.
P. O. Box 187
Kahului, Hawaii  96732-0187
Telephone:  808-877-3351
Fax:  808-871-0953

Kapalua Land Company, Ltd.                Transfer Agent & Registrar
1000 Kapalua Drive                        Chemical Trust Co. of California
Kapalua, Hawaii  96761-9028               300 South Grand Avenue
Telephone:  808-669-5622                  Los Angeles, California  90071
Fax:  808-669-5454

MAUI LAND & PINEAPPLE COMPANY, INC. & SUBSIDIARIES
FINANCIAL HIGHLIGHTS

                                                      1994              1993
                                                      (Dollars in Thousands
                                                      Except Share Amounts)

REVENUES
      Pineapple                                       $ 81,044          $ 86,033
      Resort                                            34,109            31,455
      Commercial & Property                             10,617            13,635
      Corporate                                            112                49
                                                      --------          --------
            Total                                      125,882           131,172
                                                      ========          ========

INCOME (LOSS) BEFORE INCOME TAXES
      Pineapple                                         (4,430)          (19,688)
      Resort                                            (4,870)           (4,399)
      Commercial & Property                              3,535             6,577
      Corporate                                           (973)             (972)
                                                      --------          ---------
            Total                                       (6,738)          (18,482)
                                                      ========          =========

NET LOSS                                                (3,909)          (11,059)
                                                      ========          ========
NET LOSS PER COMMON SHARE                             $  (2.18)         $  (6.15)
                                                      ========          ========
Average Common Shares Outstanding                    1,797,125         1,797,125
FINANCIAL POSITION AT DECEMBER 31
      Total Assets                                    $235,411          $211,588
      Stockholders' Equity                              60,429            64,321
      Stockholders' Equity Per Common Share           $  33.63          $  35.79


TO OUR SHAREHOLDERS AND EMPLOYEES


      The Company continued to have a difficult time in 1994, primarily as a result of the continued highly competitive conditions in the marketplace for pineapple products. The Company's net loss in the fourth quarter of $1.5 million and for the full year of $3.9 million are, however, dramatic improvements from the losses suffered for the fourth quarter of 1993 of $5.9 million and for the full year of $11 million. The improvements reflect a dedicated effort to reduce operating costs and to improve productivity on the part of all our employees. We are convinced that with some improvement in market conditions for pineapple products and with an increased volume of visitors to Maui and to Kapalua, the Company will show continued improvement in its financial results in 1995 and thereafter.

      In 1994, on revenues of $126 million, the Company incurred a pretax loss of $6.7 million compared to a pretax loss in 1993 of $18.5 million. After an income tax credit of $2.8 million, the Company's net loss was $3.9 million or $2.18 per share. The operating results in 1994 from our major business segments, pineapple, resort and commercial & property, were a $867,000 loss, a $2.2 million loss and a $5.4 million profit, respectively. This compares to operating results of a $16.2 million loss, a $1.6 million loss and a $9 million profit, respectively, for pineapple, resort and commercial & property in 1993.

      The 1993 and 1994 results for commercial & property include the proceeds of certain property sales. It is important to note that the operating loss from our resort segment includes the Company's equity share in certain partnership losses which totaled $4.9 million in 1994 and $1 million in 1993. These partnership losses had no effect on the Company's operating cash flow, although the Company did receive some tax benefit from its share of the losses. Excluding these partnership losses, resort operations produced an operating profit in 1994 compared to an operating loss in 1993.

      Returning our pineapple business to profitability continues to be a primary focus. We did not receive any relief in 1994 from the very low price levels experienced in 1993. Imports of Thai pineapple products into the U.S. in 1994 totaled 11.3 million cases, a ten percent reduction from 1993, but prices were not significantly impacted by this modest decline. Our net revenue per case for the year was about the same as 1993 on a slightly lower sales volume. The publicly disclosed financial reports of Thai producers continue to show large losses and higher debt levels for 1994. We believe these losses are indicative of the results and financial condition of the Thai pineapple industry. We would expect some pressure for reduced production by the industry as a result. In the interim, we are continuing to reduce costs and increase productivity.

      In addition, we are aggressively prosecuting an anti-dumping petition before the International Trade Commission and the U.S. Department of Commerce to the fullest extent possible. As indicated to you last year, we believe that with fair competition, our pineapple business can produce a positive cash flow and profits. The confidence and support we continue to receive from the community, our customers, suppliers, lenders and government officials at all levels has been truly excellent and gratifying. We are confident that with this support our pineapple business will prosper in the future.

      Nineteen ninety four was a year of improvement for Hawaii's visitor industry due to improving economic conditions in the U.S. and abroad. We expect these conditions will continue to improve in the next few years, resulting in increasing numbers of visitors to Hawaii and to Kapalua. Our resort operations showed substantially improved results in 1994 in all categories. The contribution from resort operations is expected to continue to improve over the next few years. Confidence in and the reputation of Kapalua as a golf resort also continues to improve. We are very pleased that Lincoln-Mercury extended its sponsorship of our ESPN and ABC televised golf tournament for an additional three years.

      The Ritz-Carlton Kapalua Hotel has been a wonderful addition to the resort experience at Kapalua. Unfortunately, the hotel opened at a difficult time, both in terms of economic and competitive conditions on Maui for luxury hotels. We are hopeful that our major partner in the hotel, Nissho Iwai Corporation, and the consortium of mortgage lenders can arrive at an agreement which will allow the hotel to take full advantage of the improving visitor market. As mentioned later in this report, the partners are currently attempting to negotiate a refinancing of the hotel.

      We are very pleased to report that the largest project undertaken by our Company was completed on schedule in November, although modestly over its budget. The Kaahumanu Center, in its expanded and renovated form, formally reopened in November with a number of new tenants in an exciting and pleasant new shopping environment.
We are also pleased to report that the Maui community seems to have overwhelmingly accepted and supported the new Center. The installation of the centerpiece of the Center, a bronze sculpture of Queen Kaahumanu, was accomplished on March 17, a fitting culmination of this ambitious project.

      At year-end 1994, the Company's consolidated debt, including capital leases, stood at $129 million, a $31 million increase from year-end 1993. This year-end debt level included $71.6 million associated with the Kaahumanu Center project. Upon conversion by the Employees' Retirement System of the State of Hawaii (ERS) of its $30.6 million construction loan to additional equity ownership in the Center, the Company will convert to the equity accounting method for recording its interest in the Kaahumanu Center project. This will effectively remove the Kaahumanu Center debt from the Company's balance sheet. We expect to finalize the permanent financing for the Center in late March with a consortium of lenders including Bank of Hawaii, First Hawaiian Bank and Central Pacific Bank. Conversion by the ERS of its loan to additional equity in the Center is also anticipated to be accomplished on or about March 31.

      After giving effect to the equity accounting method, the Company's consolidated debt position at year-end 1994 would stand at approximately $57 million. This would represent a $41 million reduction from debt levels at year-end 1993. At year-end 1993 $33 million in debt was associated with the Kaahumanu Center project. During 1994, the Company's operating activities provided $11.5 million of the cash flow for this reduction, $3 million was provided from sales of property and a net amount of $6.5 million was used in the Company for other investment and financing activities.

      This substantial reduction in our debt obligations was one of our primary objectives for 1994. We have additional reductions in debt to accomplish before the Company reaches a prudent level of financial leverage. This further reduction in debt will be a major goal for us in 1995 and once it is accomplished, we will be in a position to consider resuming payment of dividends to our shareholders.

      Lastly, we are pleased to report that Gary L. Gifford has been appointed President and Chief Executive Officer, succeeding Joseph W. Hartley, Jr. who retired on March 31 after more than 36 years of service to the Company. Gary has been a Hawaii resident for 24 years. Since 1987 he has served as President of Kapalua Land Company, Ltd.


/s/ MARY C. SANFORD                       /s/ JOSEPH W. HARTLEY, JR.
Chairman                                  President & CEO

March 21, 1995

PINEAPPLE

      In 1994 Maui Pineapple Company recorded an $867,000 operating loss. After allocations for interest and corporate expenses, the total loss was $4.4 million. This was a significant improvement over 1993 financial results and was primarily a result of severe cost cutting in operations.

      Due to the continuing worldwide oversupply of canned pineapple, the marketplace for canned pineapple did not improve. Imports of canned pineapple, although lower than in 1993, remained at high levels. This has put extreme downward pressure on the Company's case sales volume and pricing structure. Case sales volume was down 7% from 1993 and pricing was at the same low level as 1993. In the face of stiff competition from national brands and imports, the Company was able to maintain its broad distribution base. While there was only minor attrition, we still lost sales volume at some points of distribution.

      The retail and institutional categories are the areas of the business most seriously affected by imports. Case sales volume for fruit and juice was down 11% from 1993 and pricing was flat in both categories. Sales to the government, export sales and juice concentrate, however, recorded increases in case volume of 35%, 12% and 8%, respectively. Prices in government and export sales remained flat, while concentrate prices improved slightly from 1993 levels.

      Our Jet Fresh program to the U.S. mainland showed growth and made a positive income contribution for 1994. Case sales increased by 10% and total revenues grew 7% from 1993. Local fresh fruit sales posted a 7% increase in revenues.

      Shipping and selling expenses, which include ocean, rail, and truck freight as well as warehousing and brokerage costs, decreased by 17% from the prior year. The decrease reflects a lower case volume of sales and lower average mainland inventories in 1994. We ended the year 1992 with higher than normal inventory levels, which resulted in increased warehousing and other holding costs in 1993 that could not be recovered from customers.

      In 1994 the Company continued the cost cutting efforts begun in 1993. However, the expected level of cost cutting measures increased throughout the year as market conditions worsened.

      In June of 1994 Maui Pineapple Company, Ltd., along with the International Longshoremen's and Warehousemen's Union, filed an anti-dumping petition with the International Trade Commission. The petition alleged that Thailand canned pineapple producers were breaking U.S. and international trade laws by selling in the U.S. below their production costs. This below cost pricing resulted in extremely low prices in 1993 and 1994, which greatly affected our Company, its employees, stockholders and the companies with whom we do business. Preliminary decisions in the Company's favor have been made by the International Trade Commission and the U.S. Department of Commerce for both injury and anti-dumping duties.

      By May of 1995 we expect to receive final decisions on injury and anti-dumping duties. The Company is seeking final duties which are higher than those announced in the January 1995 preliminary decisions. We believe that action taken by the U.S. Department of Commerce will help stabilize the pineapple industry and that certain Thai pineapple companies could benefit as well. At the very least, we expect this action to serve as a pricing discipline in the marketplace.

      Continued cooperation from our employees, the ILWU, and local and national officials is helping us get through one of the most prolonged downturns the pineapple industry has faced.

      Looking forward to 1995 we continue to see an extremely competitive market, regardless of the anti-dumping petition outcome. The Company has changed its strategic direction to further reduce its exposure to oversupply because of lower cost foreign producers. This change of strategy involves entry into new business segments, product line additions, strategic alliances, and improved customized product packaging capabilities to meet niche business opportunities in the marketplace where we enjoy a competitive advantage. This action should offset the pressure we have felt in retail grocery and institutional sales, our core business. In 1994 we made substantial progress in identifying these opportunities. We are preparing for entry into these new markets in 1995.

      Financial and volume objectives for these new business opportunities are modest in our 1995 plan, but we expect them to grow to be a meaningful part of our business in 1996 and beyond.

      In 1994 we increased our emphasis on marketing. Our goal is a transition from trade-oriented marketing to a trade and consumer-oriented marketing. The Company enjoys advantages in terms of its reputation for service and quality and its uniqueness as the sole supplier of canned U.S.A., 100% Hawaiian pineapple. Modest consumer advertising efforts were successful in 1994. We plan to expand consumer-oriented advertising in 1995. The focal point of all our marketing activities will be our "100% Hawaiian U.S.A." message.

      We anticipate 1995 to be a year for repositioning our business for growth and improved financial performance.

KAPALUA

      Kapalua Land Company had a loss, before allocated interest and corporate expenses, of $2.2 million in 1994 compared to a loss of $1.6 million in 1993. Increased losses from development-related activities more than offset substantial profit improvement from Kapalua's on-going resort operations.

      Development activities, in total, showed a loss of $5 million in 1994 compared to a loss of $1.6 million the year before. Most of this increase was from Kaptel Associates, the Ritz-Carlton Kapalua Hotel joint venture. The loss allocation increased in 1994 because there were no loss allocations to the Company until the last quarter of 1993. The Ritz-Carlton Kapalua reported significantly improved profits from operations in 1994 as compared to 1993; however, debt service continued to result in substantial losses and cash flow deficits.

      In February and March of 1995 Kaptel was only able to make partial payment on its debt service. The lenders have notified Kaptel that partial payment constituted an event of default, but as of March 15, 1995, the lenders have not accelerated the loan. The Kaptel partners are presently attempting to work with the lenders to restructure the hotel financing. At this stage the resolution of this situation cannot be predicted.

      Most of the remaining loss for development activities in 1994 was from the Plantation Estates joint venture. After two years without any sales, we closed two contracts in 1994, including the award-winning model home. Construction is presently underway for a large residence on the lot sold last February. Overall, the resort luxury real estate market in Hawaii has continued to show increased activity and prices appear to have stabilized. One of the remaining five lots in Phase I of Plantation Estates Subdivision was recently put under contract and is expected to close escrow in the second quarter of 1995.

      Capital expenditures for development last year included $3.4 million as partial payments for two non-discretionary infrastructure projects related to water and sewer. As part of the plan for compliance with the Environmental Protection Agency Safe Drinking Water Act, a dual waterline system for the resort was completed last year. Also, in order to provide the required sewage capacity for the resort development, we are participating in the cost of the Lahaina Sewage Treatment Plant expansion.

      For the second consecutive year our on-going resort operations showed a significant improvement in profits and cash flow. For 1994 the operations posted a profit of $2.8 million for an increase of over $3 million from the loss in 1993 and an improvement of over $5 million from the loss in 1992.
Cash flow from resort operations increased in 1994 to a positive $4.4 million.

      The improved financial performance in 1994 was helped only slightly by better market conditions in both the visitor industry and resort real estate markets. After three consecutive years of decline, the visitor industry reported a 5% increase in the number of total visitors to Hawaii with both the eastbound and westbound markets showing single digit growth. Average hotel occupancy for Hawaii increased 6% last year with Maui showing the strongest growth of any island. Both the visitor industry and real estate markets, however, are just beginning to recover and remain well below their peak levels of four years ago.

      Resort occupancy at Kapalua increased for the second consecutive year to just over 56%. This was well below the average occupancy for Maui, primarily because we are competing in the over-supplied luxury hotel market.

      Most of the 1994 profit improvement in operations came from internal efforts to reduce costs throughout the Company and to develop new revenues. More than half of this improvement came from recreation and retail activities with the largest single increase from the new resort membership program called The Kapalua Club. With 192 memberships in its first year, The Kapalua Club made a significant financial contribution, but, more importantly, represents a major step toward a long-term commitment to develop the sense of community and enhance the life style of Kapalua's property owners.

      Revenues for golf, tennis and merchandise sales increased less than 2% in 1994. Unusually wet and windy weather during our busy season resulted in lower golf and tennis play. Despite the modest revenue increase, these operations had a profit improvement of over $900,000, primarily due to reductions in operating costs and some improvement in retail margins.

      Resort general administrative costs were reduced $900,000 in 1994 largely from savings in fringe benefits and payroll related costs. Savings were achieved in almost every category of administrative expenses.

      Two departments which did show strong growth in 1994 were our short-term villa rental operations and realty activities. The Kapalua Villas produced its first profit from a 17% increase in gross revenues and a 22% increase in the number of villas in the rental program. Kapalua Realty had its best year since the downturn in the real estate market four years ago. Total resale volume more than doubled and the net loss was reduced by over $100,000.

      In addition to the financial improvement in 1994, Kapalua received numerous national awards of recognition. Kapalua was again recognized by Golf Digest as one of the twelve best golf resorts in the country while Tennis Magazine ranked Kapalua among the Top 50 tennis resorts in the United States. In addition, our Bay, Village and Plantation golf courses were fully certified as Cooperative Audubon Sanctuaries by the Audubon Society of New York.

      Overall, we expect Hawaii's visitor industry and resort real estate markets to show continued but modest growth in 1995. With our on-going effort to control costs while maintaining the necessary high standard of resort experience, Kapalua is well positioned to show continued financial and operating improvement.

COMMERCIAL & PROPERTY

      The Company's commercial & property business segment produced substantially lower revenues and operating profits in 1994 compared to 1993. Revenues decreased from $13.6 million to $10.6 million in 1994 and operating profits decreased by $3.7 million from $9.1 million in 1993 to $5.4 million in 1994. The decreases result primarily from lower revenues from land sales and from proceeds of a condemnation which were included in revenues and operating profit for 1993.

      Revenues at Kaahumanu Center, the Company's largest commercial property, were up substantially in 1994, particularly in the fourth quarter of the year, compared to 1993. The increase in revenues was due to completion of the Center's renovation and expansion project and the installation of a number of new tenants. The operating profit contribution from Kaahumanu Center was slightly lower in 1994 than 1993, due in part to the construction activity. Napili Plaza, the Company's second largest commercial property, experienced slightly higher revenues in 1994 and contributed about the same level of operating profit as in 1993.

      In late October of 1994 the Company received final approval from the County of Maui to open the redeveloped Kaahumanu Center for business. The expanded and renovated Liberty House and Sears department stores and the new J.C. Penney store were open for the Christmas season, together with a number of new tenants. Kaahumanu Center is currently over 90% leased.

      Our partner in the redevelopment project, the Employees' Retirement System of the State of Hawaii (ERS) was scheduled to convert its $30.6 million construction loan on this project into additional partnership equity upon completion of the construction period. It is now anticipated that the ERS will convert its loan in late March. During the sixteen month redevelopment project, we received excellent cooperation from the Center's tenants. We are grateful for their understanding and cooperation.

      Napili Plaza, the Company's 44,000 square foot shopping center in West Maui, continues to experience a vacancy level of approximately 25% due to highly competitive leasing conditions for commercial property in West Maui and the continued relatively low visitor count. We expect conditions to generally improve in 1995.

INDEPENDENT AUDITORS' REPORT

To the Stockholders and Directors of Maui Land & Pineapple Company, Inc.:

      We have audited the accompanying consolidated balance sheets of Maui Land & Pineapple Company, Inc. and its subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of operations and retained earnings and of cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Kaptel Associates, the Company's investment in which is accounted for by the equity method. The Company's share of losses in excess of its investment in Kaptel Associates of $4,990,000 and $871,000 as of December 31, 1994 and 1993, respectively, and its share of losses from Kaptel Associates of $4,119,000 and $871,000 for the years then ended are included in the accompanying financial statements. The financial statements of Kaptel Associates were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Kaptel Associates, is based solely on the report of such other auditors. The other auditors' report includes a paragraph which indicates that Kaptel's recurring losses from operations, net capital deficiency and the event of default on its construction loan (described in Note 3 to the consolidated financial statements) raise substantial doubt about its ability to continue as a going concern unless additional debt or capital infusions are obtained. The report indicates that the Kaptel financial statements do not include any adjustments that might result from the outcome of this uncertainty.
      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, based on our audits and the report of the other auditors, such consolidated financial statements present fairly, in all material respects, the financial position of the Companies as of December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.
      As discussed in the Notes 2, 6 and 11 to the consolidated financial statements, in 1992 the Company changed its method of (1) calculating the value of inventories on the last-in, first-out (LIFO) method, (2) accounting for postretirement benefits other than pensions to conform with Statement of Financial Accounting Standards (SFAS) No. 106 and (3) accounting for income taxes to conform with SFAS No. 109. The financial statements for years prior to 1992 were not restated for these changes.


/s/ DELOITTE & TOUCHE LLP
Honolulu, Hawaii
February 10, 1995
(March 15, 1995 as to paragraphs 11 and 12 in Note 3 and March 21, 1995 as to paragraph 4 in Note 5 to consolidated financial statements)

MAUI LAND & PINEAPPLE COMPANY, INC. & SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31, 1994 and 1993

                                                               1994              1993
                                                      (Dollars in Thousands)
ASSETS
CURRENT ASSETS
      Cash                                            $  2,269          $  1,223
      Accounts receivable                               13,249            12,916
      Notes receivable                                     258             2,563
      Refundable income taxes                            1,910             7,964
      Inventories
            Pineapple products                          15,261            15,507
            Real estate held for sale                      336               300
            Merchandise, materials and supplies          4,940             5,305
      Prepaid expenses and other assets                  2,737             3,682
                                                      --------          --------
            Total current assets                        40,960            49,460
                                                      --------          --------
NOTES RECEIVABLE--REAL ESTATE SALES                        541               583
                                                      --------          --------
INVESTMENTS AND OTHER ASSETS                            13,716            12,771
                                                      --------          --------
PROPERTY
      Land                                               6,936             4,501
      Land improvements                                 50,386            45,976
      Buildings                                        124,046            61,642
      Machinery and equipment                           92,442            85,612
      Construction in progress                             680            35,007
                                                      --------          --------
            Total property                             274,490           232,738
      Less accumulated depreciation                     94,296            83,964
                                                      --------          --------
            Net property                               180,194           148,774
                                                      --------          --------
TOTAL                                                 $235,411          $211,588
                                                      ========          ========

                                                               1994              1993
                                                      (Dollars in Thousands)
LIABILITIES & STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
      Notes payable                                   $ 27,951          $    182
      Capital lease obligations                          1,439             1,672
      Trade accounts payable                             5,596             9,685
      Payroll and employee benefits                      3,178             3,066
      Accrued interest                                   2,379             1,783
      Deferred income taxes                                 --               862
      Other accrued liabilities                          1,514             2,812
                                                      --------          --------
            Total current liabilities                   42,057            20,062
                                                      --------          --------
LONG-TERM LIABILITIES
      Long-term debt                                    96,138            92,789
      Capital lease obligations                          3,042             3,319
      Deferred income taxes                              1,847             1,835
      Accrued retirement benefits                       22,077            21,320
      Other non-current liabilities                      9,821             7,942
                                                      --------          --------
            Total long-term liabilities                132,925           127,205
                                                      --------          --------
COMMITMENTS AND CONTINGENT LIABILITIES (see Notes)
STOCKHOLDERS' EQUITY
      Common stock--no par value, 1,800,000 shares
      authorized, 1,797,125 shares issued
      and outstanding                                   12,318            12,301
      Retained earnings                                 48,111            52,020
                                                      --------          --------
            Stockholders' equity                        60,429            64,321
                                                      --------          --------
TOTAL                                                 $235,411          $211,588
                                                      ========          ========

See Notes to Consolidated Financial Statements

MAUI LAND & PINEAPPLE COMPANY, INC. & SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
Years Ended December 31, 1994, 1993 and 1992

                                          1994              1993              1992
                                          (Dollars in Thousands Except Share Amounts)
REVENUES
Net sales                                 $ 91,158          $ 96,208          $107,204
Operating revenue                           30,760            27,330            24,815
Other income                                 3,964             7,634            15,030
                                          --------          --------          --------
      Total Revenues                       125,882           131,172           147,049
                                          --------          --------          --------

COST AND EXPENSES
Cost of goods sold                          67,623            84,932            81,147
Operating expenses                          23,551            22,577            20,762
Shipping and marketing                      16,568            17,673            15,917
General and administrative                  14,352            18,657            16,578
Equity in losses of joint ventures           4,844             1,018                11
Interest                                     5,682             4,797             4,031
                                          --------          --------          --------
      Total Costs and Expenses             132,620           149,654           138,446
                                          --------          --------          --------

INCOME (LOSS) BEFORE INCOME TAXES AND
      CUMULATIVE EFFECT OF
      ACCOUNTING CHANGES                    (6,738)          (18,482)            8,603
INCOME TAXES (CREDIT)                       (2,829)           (7,423)            2,183
                                          --------          --------          --------
INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF
      ACCOUNTING CHANGES                    (3,909)          (11,059)            6,420
                                          --------          --------          --------
CUMULATIVE EFFECT OF ACCOUNTING CHANGES
      Inventory                                 --                --               885
      Income Taxes                              --                --               949
      Postretirement Benefits                   --                --            (9,507)
                                          --------          --------          --------
            Total                               --                --            (7,673)
                                          --------          --------          --------
NET LOSS                                    (3,909)          (11,059)           (1,253)
RETAINED EARNINGS, BEGINNING OF YEAR        52,020            64,427            67,477
CASH DIVIDENDS DECLARED                         --             1,348             1,797
                                          --------          --------          --------
RETAINED EARNINGS, END OF YEAR              48,111            52,020            64,427
                                          ========          ========          ========
PER COMMON SHARE
      Income (Loss) Before Cumulative Effect
        of Accounting Changes                (2.18)            (6.15)             3.57
      Cumulative Effect of
        Accounting Changes                      --                --             (4.27)
                                          --------          --------          --------
      Net Loss                               (2.18)            (6.15)             (.70)
                                          ========          ========          ========
      Cash Dividends                            --               .75              1.00
                                          ========          ========          ========
PROFORMA AMOUNTS ASSUMING INVENTORY
  ACCOUNTING PRINCIPLE WAS APPLIED RETROACTIVELY
      Net Loss                                  --                --            (2,138)
      Net Loss Per Common Share           $     --          $     --          $  (1.19)

See Notes to Consolidated Financial Statements.

MAUI LAND & PINEAPPLE COMPANY, INC. & SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 1994, 1993 and 1992

                                          1994              1993              1992
                                                      (Dollars in Thousands)
OPERATING ACTIVITIES
Net Loss                                  $ (3,909)         $(11,059)         $ (1,253)
Adjustments to reconcile net loss to cash
  provided by operating activities
      Depreciation                          10,851            10,315             9,774
      Cumulative effect of
            accounting changes                  --                --             7,673
      Deferred income taxes                   (851)            1,066             2,308
      Gain on property disposals            (2,966)           (6,517)          (11,766)
      Equity in losses of joint ventures     4,844             1,018                11
      Increase in accounts
            and notes receivable              (469)           (2,179)           (1,253)
      Decrease (increase) in refundable
            income taxes                     6,054            (7,064)             (900)
      Decrease (increase) in inventories       575             5,113            (5,421)
      Increase (decrease) in
            trade payables                  (4,207)            2,821            (2,786)
      Net change in other current assets
            and liabilities                  1,134             1,609               115
      Other                                    480             2,517             2,160
                                          --------          --------          --------
NET CASH PROVIDED BY (USED IN)
      OPERATING ACTIVITIES                  11,536            (2,360)           (1,338)
                                          --------          --------          --------
INVESTING ACTIVITIES
Purchases of property                      (43,488)          (30,211)          (15,389)
Proceeds from sale of property               3,062             6,866            12,132
Payments for other investments                (137)           (1,288)             (657)
                                          --------          --------          --------
NET CASH USED IN INVESTING ACTIVITIES      (40,563)          (24,633)           (3,914)
                                          --------          --------          --------

FINANCING ACTIVITIES
Payments of long-term debt                 (24,632)          (16,490)           (1,149)
Proceeds from long-term borrowings          56,558            50,474             5,347
Proceeds (payments) of short-term borrowings    --            (3,750)            3,750
Dividends paid                                  --            (1,797)           (1,348)
Payments on capital lease obligations       (1,853)           (1,526)           (1,145)
Contribution by joint venture partner           --               312                --
                                          --------          --------          --------
NET CASH PROVIDED BY
      FINANCING ACTIVITIES                  30,073            27,223             5,455
                                          --------          --------          --------

NET INCREASE IN CASH                         1,046               230               203
CASH AT BEGINNING OF YEAR                    1,223               993               790
                                          --------          --------          --------
CASH AT END OF YEAR                       $  2,269          $  1,223          $    993
                                          ========          ========          ========

Supplemental Disclosures of Cash Flow Information and Non-Cash Investing and Financing
Activities:
1.    Cash paid (received) during the year for (in thousands):
        Interest (net of
            amount capitalized)           $  5,753          $  3,265          $  3,748
        Income taxes (refunds)            $ (7,967)         $   (851)         $     17

2. Capital lease obligations of $1,343,000 in 1994 and $3,533,000 in 1993 were incurred for new equipment.

3.    Accrued and unpaid dividends were $449,000 as of December 31, 1992.

See Notes to Consolidated Financial Statements.

MAUI LAND & PINEAPPLE COMPANY, INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      The significant accounting policies of Maui Land & Pineapple Company, Inc. and its subsidiaries are described herein in bold type to assist readers in understanding the financial statements.

1.    CONSOLIDATION
      THE CONSOLIDATED FINANCIAL STATEMENTS INCLUDE THE ACCOUNTS OF MAUI LAND & PINEAPPLE COMPANY, INC., ITS SUBSIDIARIES, PRIMARILY MAUI PINEAPPLE COMPANY, LTD. AND KAPALUA LAND COMPANY, LTD. AND THE MAJORITY-OWNED PARTNERSHIP, KAAHUMANU CENTER ASSOCIATES. SIGNIFICANT INTERCOMPANY BALANCES AND TRANSACTIONS ARE ELIMINATED.

2.    INVENTORIES
      INVENTORIES OF TINPLATE, CANS, ENDS AND CANNED PINEAPPLE PRODUCTS ARE STATED AT COST, NOT IN EXCESS OF MARKET VALUE, USING THE DOLLAR VALUE LAST-IN, FIRST-OUT METHOD (LIFO). In 1992, the Company adopted a change in the method of accounting for these inventories. Previously, these inventories were accounted for under a single pool LIFO method. The change reflected the splitting of the single pool into two pools--one for tinplate, empty cans and ends and another for finished goods. The cumulative effect of the change on retained earnings to January 1, 1992 was an increase of $885,000 (net of deferred income taxes of $546,000) or $.49 per share.
      THE COSTS OF GROWING PINEAPPLE ARE CHARGED TO PRODUCTION IN THE YEAR INCURRED RATHER THAN DEFERRED UNTIL THE YEAR OF HARVEST. FOR FINANCIAL REPORTING PURPOSES, EACH YEAR'S TOTAL COST OF GROWING AND HARVESTING PINEAPPLE IS ALLOCATED TO PRODUCTS ON THE BASIS OF THEIR RESPECTIVE MARKET VALUES; FOR INCOME TAX PURPOSES, THE ALLOCATION IS BASED UPON THE WEIGHT OF FRUIT INCLUDED IN EACH PRODUCT.
      The replacement cost of pineapple product inventories at year-end approximated $26 million in 1994 and $29 million in 1993. In 1993 there was a partial liquidation of LIFO inventories; thus, cost of sales included prior years' inventory costs which were lower than current costs. Had current costs been charged to cost of sales, the net loss for 1993 would have increased by $515,000 or $.29 per share.
      REAL ESTATE HELD FOR SALE IS STATED AT IDENTIFIED COST, NOT IN EXCESS OF NET REALIZABLE VALUE.
      MERCHANDISE, MATERIALS AND SUPPLIES ARE STATED AT COST, NOT IN EXCESS OF MARKET VALUE, USING RETAIL AND AVERAGE COST METHODS.

3.    INVESTMENTS AND OTHER ASSETS
      Investments and Other Assets at December 31, 1994 and 1993 consisted of the following:
                                                1994              1993
                                                (Dollars in Thousands)
Plantation Club Associates                      $ 3,996           $ 6,476
Cash Surrender Value of Life
      Insurance Policies                            761             1,149
Deferred Costs                                    7,344             3,392
Other                                             1,615             1,754
                                                -------           -------
      Total                                     $13,716           $12,771
                                                =======           =======

      CASH SURRENDER VALUE OF LIFE INSURANCE POLICIES ARE STATED NET OF LOANS AGAINST THESE POLICIES of $3,088,000 and $2,280,000 at December 31, 1994 and 1993, respectively. Other income for 1992 includes proceeds of $2 million from the Company's life insurance program.
      Deferred costs are primarily offsite construction costs incurred for the Kapalua resort, which will be allocated to future development projects and tenant improvement allowances for the Kaahumanu Center, which are being amortized over the life of the related leases.
      Plantation Club Associates (PCA) is an unincorporated joint venture between Kapalua Land Company, Ltd. (Kapalua) and Rolfing Partners (Rolfing). It was formed in November of 1988 to finance and develop a third 18-hole golf course and two residential development projects at the Kapalua resort.
Kapalua and Rolfing each contributed $9.3 million in cash to the joint venture. Kapalua also contributed the fee interest in approximately 230 acres of land to be used for the residential projects. Kapalua's basis in the land was nominal and PCA did not assign any cost to the land contributed. Profits and losses of the joint venture are allocated based on the estimated distributions to the partners, which are 85% to Kapalua and 15% to Rolfing. The partnership agreement requires that all major decisions receive unanimous approval of the partners; accordingly, THE INVESTMENT IN PCA IS ACCOUNTED FOR USING THE EQUITY METHOD.
      Summarized balance sheet information for PCA as of December 31, 1994 and 1993 and operating information for the three years ended December 31, 1994 follows (in thousands):

                                                1994        1993
Real estate inventories                         $3,207      $8,584
Other assets                                     2,185         136
                                                ------      ------
Total Assets                                     5,392       8,720
Less:  Total Liabilities                           519         582
                                                ------      ------
Partners' Capital                               $4,873      $8,138
                                                ======      ======

                                                1994        1993        1992
Revenues                                        $5,155      $    1      $  48
Costs and expenses                               5,965         174         61
                                                ------      ------      -----
Net Loss                                        $  810      $  173      $  13
                                                ======      ======      =====

      Real estate inventories as of December 31, 1994 consist of five residential lots in Plantation Estates Phase I and allocated planning and offsite costs related to Plantation Estates Phase II.
      Kapalua's pre-tax share of the joint venture's net loss was $766,000, $147,000 and $11,000 for 1994, 1993 and 1992, respectively. The Company's share of the joint venture's loss includes expenses related to the investment (primarily amortization of capitalized interest cost).
      Kapalua Investment Corp., a wholly-owned subsidiary of Maui Land & Pineapple Company, Inc. (KIC), Maui Hotels, a subsidiary of The Ritz-Carlton Hotel Company (Ritz-Carlton), and NI Hawaii Resort, Inc., a subsidiary of Nissho Iwai Corp. (NIC), are the general partners of Kaptel Associates. The partnership owns The Ritz-Carlton Kapalua Hotel, which opened in October of 1992.

      The ownership interests are 25% for KIC and Ritz-Carlton and 50% for NIC. NIC contributed $20 million in cash to the partnership. In addition NIC provided two letters of credit totaling $35 million as security for the hotel financing. KIC and Ritz-Carlton made no cash contribution for their investments. The Company is leasing the 36-acre hotel site to the partnership under a long-term lease. The Company's fee interest in the property and the partnership's leasehold interest have been mortgaged to secure the hotel financing. The fee interest is carried in the Company's financial statements at a nominal amount.
      The partnership has a $186 million non-recourse financing arrangement which matures in September of 1997. The lender has the right, commencing in July of 1995, to require the partnership to make a one-time principal payment equal to the amount by which the outstanding loan exceeds the aggregate of 75% of the appraised value of the secured property and the undrawn balance of the $35 million letters of credit.
      Kaptel does not anticipate that operating cash flow in 1995 will be sufficient to meet debt service requirements. In February and March of 1995 Kaptel was only able to pay part of its debt service. The lender notified Kaptel that partial payment constituted an event of default. The lender requested immediate payment of the $3 million interest and stated that interest at the default rate would be assessed until the default was cured.
As of March 15, 1995 the required payments had not been made and the lender had not drawn upon the letters of credit or notified Kaptel that it was exercising foreclosure or other remedies. The partners of Kaptel are presently attempting to negotiate a restructuring of the hotel financing. The final outcome of these discussions and negotiations cannot presently be predicted.
      In January of 1995 Kaptel requested additional capital contributions from its partners. As of March 15, 1995 none of the partners have made additional capital contributions to the partnership. Provisions in the partnership agreement provide that partners who meet a cash call may cause a reduction, pursuant to a formula, of the partnership interest of a partner who fails to satisfy the cash call. A draw upon the letters of credit would constitute an automatic cash call in the amount of the draw. Hence, a failure by KIC to satisfy cash calls or to pay its allocable share of draws upon the letters of credit could result in the reduction or elimination of KIC's partnership interest.
      The Company borrowed $4,750,000 from the partnership for the construction of certain off-site improvements related to the hotel. Interest rates on the loan have varied monthly and are the same as rates charged on the hotel's financing arrangement (7.69% at December 31, 1994). Principal and interest payments are payable solely from rental income receivable by the Company under the hotel ground lease, which requires rental payments based on a percentage of hotel gross revenues, as defined in the partnership agreement.
 During 1994, 1993 and 1992 such rental income aggregated $464,000, $212,000 and $12,000, respectively.
      Summarized balance sheet information for Kaptel Associates as of December 31, 1994 and 1993 and operating information for 1994 and 1993 and the portion of 1992 since opening follows (in thousands):


                              1994              1993
Current assets                $  3,507          $  4,298
Property and equipment, net    155,985           164,749
Other assets, net               14,681            18,208
                              --------          --------
Total Assets                   174,173           187,255
                              ========          ========

Current liabilities              8,355            12,886
Financing                      185,786           177,861
                              --------          --------
Total Liabilities              194,141           190,747
                              ========          ========

Partners' Deficit             $(19,968)         $ (3,492)
                              ========          ========

                              1994              1993              1992
Revenues                      $ 39,750          $ 33,434          $  2,307
Costs and expenses              56,226            51,435             7,798
                              --------          --------          --------
Net Loss                      $ 16,476          $ 18,001          $  5,491
                              ========          ========          ========

      Profits of the partnership are allocated first on the basis of cash flow distributions and subsequently in proportion to each partner's interest. NIC has an 8% cumulative preference as to partnership cash flows and profits on its $20 million capital contribution. The accumulated amount of the preference (not recorded in the partnership's financial statements) at December 31, 1994 aggregated $7,638,000. Losses of the partnership in excess of defined amounts (which are allocated in proportion to partnership interests) are first allocated to partners with positive capital up to such positive amounts and then in proportion to partnership interests. THE COMPANY ACCOUNTS FOR ITS OWNERSHIP INTEREST IN THE PARTNERSHIP BY THE EQUITY METHOD AND RECOGNIZES ITS SHARE OF PROFITS AND LOSSES AS ALLOCATED IN COMPLIANCE WITH THE PARTNERSHIP AGREEMENT. The Company's share of the partnership's loss for 1994 and 1993 was $4,119,000 and $871,000, respectively. The Company reported no loss on its investment in the partnership for the year ended December 31, 1992. The Company's share of accumulated losses is included in other non-current liabilities.
      In June of 1993 Kaahumanu Center Associates (KCA) was formed to finance the expansion and renovation of and to own and operate Kaahumanu Center. KCA is a partnership between the Company, as general partner, and the Employees' Retirement System of the State of Hawaii (ERS), as a limited partner. The Company contributed the existing shopping center, subject to the existing first mortgage, and approximately nine acres of adjacent land. ERS contributed $312,000 and made a $30.6 million loan to the partnership. The $40 million balance of the construction cost was funded principally by bank loans.
      The interest rate on the loan from the ERS to KCA is 9%. The loan is collateralized by certain resort property, the Napili Plaza and the Kaahumanu Center. Upon completion of the expansion and the satisfaction of certain conditions, ERS will contribute its loan to the capital of the partnership. The initial ownership interest in the partnership is 99% for the Company

MAUI LAND & PINEAPPLE COMPANY, INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

and 1% for ERS. The partnership agreement provides that upon contribution of the ERS loan to the capital of the partnership, the Company and the ERS will each have a 50% interest in the partnership.
      The expansion and renovation was substantially complete by the end of November 1994. Negotiations are continuing to effect the conversion of the ERS debt to equity. Once the conversion has been accomplished, the Company will account for its investment in KCA by the equity method. The consolidated assets and consolidated debt of the Company will decrease by approximately $76 million when its investment in KCA is accounted for under the equity method.
      The Company, on behalf of KCA, has secured a $65 million fixed rate term loan commitment from a group of banks to refinance the construction loans and the existing first mortgage. The Company is targeting the end of March of 1995 to close and fund the loan.

4.    PROPERTY AND DEPRECIATION
      PROPERTY IS STATED AT COST. MAJOR REPLACEMENTS, RENEWALS AND BETTERMENTS ARE CHARGED TO PROPERTY ACCOUNTS WHILE MAINTENANCE AND REPAIRS THAT DO NOT IMPROVE OR EXTEND THE LIFE OF AN ASSET ARE CHARGED TO EXPENSE AS INCURRED. WHEN PROPERTY IS RETIRED OR OTHERWISE DISPOSED OF, THE COST OF THE PROPERTY AND THE RELATED ACCUMULATED DEPRECIATION ARE WRITTEN OFF AND THE RESULTING GAINS OR LOSSES ARE INCLUDED IN INCOME. DEPRECIATION IS PROVIDED OVER ESTIMATED USEFUL LIVES USING THE STRAIGHT-LINE METHOD.

5.    BORROWING ARRANGEMENTS
      Short-term bank lines of credit available to the Company at December 31, 1994 were $2 million. These lines provide for interest at the prime rate (8.5% at December 31, 1994) plus 3/4% to 1%. There were no borrowings under these lines at December 31, 1994.
      During 1994, 1993 and 1992, the Company had average borrowings outstanding of $114.2 million, $80 million and $65 million, respectively, at average interest rates of 8.5%, 7.1% and 6.7%, respectively.
      Long-term debt at December 31, 1994 and 1993 consisted of the following (interest rates represent the rates at December 31):
                                                      1994        1993
                                                      (Dollars in Thousands)
Revolving credit agreement, 9% and 6%                 $27,750     $35,000
Mortgage loan, 10%, due through 1996                   13,890      14,072
Kaptel Associates, 7.7% and 4.8%                        4,750       4,750
Employees' Retirement System of the
      State of Hawaii, 9%, due 1996                    30,588      19,149
Senior unsecured notes, 8.86%                          20,000      20,000
Construction Loan, 8.75%, due 1996                     27,111          --
                                                      -------     -------
      Total                                           124,089      92,971
Less portion classified as current                     27,951         182
                                                      -------     -------
      Long-term debt                                  $ 96,138    $92,789
                                                      ========    =======

      The Company has a revolving credit agreement with participating banks under which it may borrow up to $27.8 million in revolving loans through March 31, 1995. The agreement was amended on March 21, 1995, retroactive to December 31, 1994. The commitment reduces to $23 million as of March 31, 1995 and terminates on June 30, 1995. The Company is presently negotiating an extension of the commitment to June 30, 1997. Commitment fees of 1/2% are payable on the unused portions of this credit line. As of December 31, 1994, the interest rate on this loan was at the prime rate plus 1/2%. The agreement contains certain financial covenants, including the maintenance of consolidated net worth and working capital at certain levels and limits on the incurrence of other indebtedness and capital expenditures. The loan is collateralized by the Company's three golf courses at the Kapalua resort. The agreement currently prohibits the Company from declaring any dividends.
      The loan from Kaptel Associates is for the construction of certain offsite improvements related to The Ritz-Carlton Kapalua Hotel (see Note 3).
      The loan from the Employees' Retirement System of the State of Hawaii
(ERS) and the construction loan relate to the expansion and renovation of Kaahumanu Center (see Note 3). After the conversion of the ERS loan to equity in KCA, the Company will equity account for its investment in KCA. The 10% mortgage loan and 8.75 construction loan will then be reflected on KCA's separate financial statements.
      In September of 1993 the Company concluded a private placement of $20 million in ten-year, 8.86% senior unsecured notes. Mandatory annual principal payments of 20% of the original principal amount will begin in 1999. The agreement includes certain financial covenants which are similar to the Company's revolving credit agreement.
      Maturities of long-term debt during the next five years, from 1995 through 1999, are as follows: $27,951,000, $72,034,000, $2,390,000,
$1,714,000, $4,000,000.

6.    EMPLOYEE BENEFIT PLANS
      In February of 1979 the Company sold 205,533 shares of common stock to the Employee Stock Ownership Trust (ESOT) for clerical personnel and regular non-bargaining unit employees. The ESOT financed the acquisition of the stock with a $4,500,000 Federal Land Bank loan which was guaranteed by the Company. In October of 1990 the ESOT repaid the loan with funds borrowed from the Company. THE COMPANY'S RECEIVABLE FROM THE ESOT WAS RECORDED AS A REDUCTION OF STOCKHOLDERS' EQUITY AND WAS CHARGED TO EXPENSE AS THE UNALLOCATED SHARES HELD BY THE ESOT WERE ALLOCATED TO THE PARTICIPANTS' ACCOUNTS. As of December 31, 1993, there were no unallocated shares.
      Contributions to the ESOT are based on the debt service requirements of the ESOT loan payable to the Company. Information for 1994, 1993 and 1992 follows:
                                          1994        1993        1992
                                          (Dollars in Thousands)
Contributions paid                        $574        $571        $551
Employee benefit expense                  --          $520         468

      The Company has defined benefit pension plans covering substantially all regular employees. Pension benefits are based primarily on years of service and compensation levels. THE COMPANY'S POLICY IS TO FUND PENSION COST AT A LEVEL AT LEAST

EQUAL TO THE MINIMUM AMOUNT REQUIRED UNDER FEDERAL LAW, BUT NOT MORE THAN THE MAXIMUM AMOUNT DEDUCTIBLE FOR FEDERAL INCOME TAX PURPOSES.
      Net pension cost for 1994, 1993 and 1992 included the following components:

                                                1994        1993        1992
                                                (Dollars in Thousands)
Service cost--benefits earned during
      the year                                  $1,078      $  972      $   881
Interest cost on projected benefit obligation    1,963       1,955        1,904
Actual return on plan assets                       490      (2,403)        (923)
Net amortization and deferral                   (3,070)       (140)      (1,709)
                                                ------      ------      -------
      Net pension expense                       $  461      $  384      $   153
                                                ======      ======      =======

     The following table sets forth the funded status of the pension plans and the amounts recognized in the balance sheets at December 31:

                                      1994                         1993
                              Assets      Accumulated       Assets      Accumulated
                              Exceed      Benefits          Exceed      Benefits
                              Accumulated Exceed            Accumulated Exceed
                              Benefits    Assets            Benefits    Assets
                                                (Dollars in Thousands)
Actuarial present value of benefit obligations
  Vested benefits             $22,882     $ 1,038           $24,069     $ 1,051
  Nonvested benefits              298          60               295          50
                              -------     -------           -------     -------
  Accumulated benefit
      obligation               23,180       1,098            24,364       1,101
  Effect of assumed increase in
      compensation levels       2,577         255             3,292         373
                              -------     -------           -------     -------
Projected benefit obligation for
  services rendered to date    25,757       1,353            27,656       1,474
Assets of plans at fair value  26,374         533            28,276         401
                              -------     -------           -------     -------
Assets over (under) projected
  benefit obligation              617        (820)              620      (1,073)
Unrecognized net (gain) loss    3,836          20             4,460         210
Unrecognized net transition
  (asset) obligation           (3,913)        451            (4,477)        476
Unrecognized prior service cost   404          83               453          91
Adjustment required to
  recognize minimum liability      --        (299)               --        (404)
                              -------     -------           -------     -------
Pension asset (liability)
  recognized in
      balance sheets          $   944     $  (565)          $ 1,056     $  (700)
                              =======     =======           =======     =======

      The projected benefit obligations were determined using discount rates of 8% and 7% as of December 31, 1994 and 1993, respectively, and compensation increases ranging up to 4.5%. The expected long-term rate of return on assets was 8% for 1994 and 1993. The assets of the plans consist primarily of stocks, bonds, real estate and short-term investments.
      DEFERRED COMPENSATION PLANS FOR CERTAIN MANAGEMENT EMPLOYEES PROVIDE FOR SPECIFIED PAYMENTS AFTER RETIREMENT. THE PRESENT VALUE OF ESTIMATED PAYMENTS TO BE MADE ARE ACCRUED OVER THE PERIOD OF ACTIVE EMPLOYMENT.
      In addition to providing pension benefits, the Company provides certain health care and life insurance benefits to substantially all retirees. In 1992, the Company adopted Statement of Financial Accounting Standards (SFAS) 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" and elected to immediately recognize the accumulated benefit obligation as of January 1, 1992. The cumulative effect on retained earnings, as of January 1, 1992, of adopting this statement was a reduction of $9,507,000 (net of deferred tax benefit of $5.8 million) or $5.29 per share. THE ESTIMATED COST OF PROVIDING POSTRETIREMENT BENEFITS IS ACCRUED OVER THE PERIOD EMPLOYEES RENDER THE NECESSARY SERVICE.
      The net periodic cost of these benefits for 1994, 1993 and 1992 consists of the following components:

                                    1994              1993              1992
                                          (Dollars in Thousands)

      Service cost                  $  433            $  694            $  642
      Interest cost                  1,056             1,318             1,225
      Actual return on plan assets      59               (36)             (34)
      Net amortization and deferral   (219)               19                13
                                    ------            ------            ------
      Net expense                   $1,329            $1,995            $1,846
                                    ======            ======            ======

MAUI LAND & PINEAPPLE COMPANY, INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The funded status of these plans as of December 31, 1994 and 1993 was as follows:
                                          1994              1993
                                          (Dollars in Thousands)
Accumulated postretirement
      benefit obligation:
      Retirees                            $ 6,940           $ 6,552
      Fully eligible active
            plan participants               3,027             4,531
      Other active plan participants        4,335             6,197
                                          -------           -------
            Total                          14,302            17,280
Plan assets at fair value                      63               202
                                          -------           -------
Accumulated postretirement benefit obligation
      in excess of plan assets             14,239            17,078
Unrecognized prior service cost             1,913               934
Unrecognized net gain (loss)                2,559               (79)
                                          -------           -------
Accrued postretirement benefit obligation
      recognized in balance sheets        $18,711           $17,933
                                          =======           =======

      Plan assets relate to the life insurance plans for retirees. The assumed rate of return on the plan assets was 8% for 1994 and 1993. Measurements of the accumulated postretirement benefit obligation as of December 31, 1994 and 1993 were determined using discount rates of 8% and 7%, respectively, and compensation increases ranging up to 4.5%.
      The accumulated postretirement benefit obligation as of December 31, 1994 and 1993 was determined using a health care cost trend rate of 10% from 1994 through 2003 and 5% thereafter. The effect of a 1% annual increase in these assumed cost trend rates would increase the accumulated postretirement benefit obligation by approximately $2,340,000 as of December 31, 1994 and the aggregate of the service and interest cost for 1994 by approximately $313,000.
      As of December 1, 1994, certain reductions to the postretirement health care benefit for the Company's prospective pineapple bargaining unit retirees became effective. These benefit reductions resulted in a $1 million reduction of the accumulated benefit obligation, which is being amortized over 14 years beginning in 1994.
      In the fourth quarter of 1993 the Company amended its postretirement health care plan for non-bargaining unit employees. The amendment was effective as of January 1, 1994 and resulted in a $934,000 reduction of the accumulated benefit obligation, which is being amortized over 14 years beginning in 1994.

7.    REVENUE RECOGNITION
      SALES OF REAL ESTATE ARE ACCOUNTED FOR AS REVENUES OF THE PERIOD IN WHICH SUFFICIENT CASH IS RECEIVED, COLLECTION OF THE BALANCE IS REASONABLY ASSURED, AND RISKS OF OWNERSHIP HAVE PASSED TO THE BUYER. Other income for 1994, 1993 and 1992 includes $3 million, $6.8 million and $12.6 million, respectively, attributable to real estate sales.

8.    NET LOSS PER COMMON SHARE
      NET LOSS PER COMMON SHARE IS COMPUTED USING THE WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING DURING THE PERIOD. Average common shares outstanding were 1,797,125 in 1994, 1993 and 1992.

9.    INTEREST CAPITALIZATION
      INTEREST COSTS ARE CAPITALIZED DURING THE CONSTRUCTION PERIOD OF MAJOR CAPITAL PROJECTS. Total interest cost incurred for 1994, 1993 and 1992 was $10,208,000, $6,223,000 and $4,792,000, respectively, of which $4,526,000,
$1,426,000 and $761,000, respectively, was capitalized.

10.   LEASES
Lessee
      LEASES THAT TRANSFER SUBSTANTIALLY ALL OF THE BENEFITS AND RISKS INCIDENT TO THE OWNERSHIP OF PROPERTY ARE ACCOUNTED FOR AS CAPITAL LEASES. OTHER LEASES ARE ACCOUNTED FOR AS OPERATING LEASES.
      Property at December 31, 1994 and 1993 includes capital leases of $14,452,000 and $13,108,000, respectively, (accumulated depreciation of $6,886,000 and $5,752,000, respectively). AMORTIZATION OF CAPITAL LEASES IS INCLUDED IN DEPRECIATION EXPENSE.
      Total rental expense under operating leases was $837,000 in 1994, $1,109,000 in 1993 and $1,021,000 in 1992. A major operating lease covers approximately 1,500 acres used primarily for pineapple operations.
      Future minimum rental payments under operating leases aggregate $2,848,000 and are payable during the next five years (1995 to 1999) as follows: $666,000, $611,000, $572,000, $453,000, $348,000, respectively, and
$198,000 thereafter.
      Future minimum rental payments under capital leases aggregate $5,078,000 (includes $597,000 representing interest) and are payable from 1995 to 1999 as follows: $1,739,000, $1,431,000, $1,085,000, $707,000, $116,000, respectively.


Lessor
      The Company leases land, buildings and land improvements. Total rental income under these operating leases were as follows:
                                          1994        1993        1992
                                          (Dollars in Thousands)
Minimum rentals                           $5,323      $5,004      $4,918
Contingent rentals
  (based on sales volume)                  2,048       1,590       2,396
                                          ------      ------      ------
Total                                     $7,371      $6,594      $7,314
                                          ======      ======      ======

      Property at December 31, 1994 and 1993 includes leased property of $95,295,000 and $32,988,000, respectively (accumulated depreciation of $12,193,000 and $10,767,000, respectively), accounted for as operating leases
.
      Future minimum rental income aggregates $120,048,000 and is receivable during the next five years (1995 to 1999) as follows: $7,222,000, $7,142,000, $6,903,000, $6,585,000, $6,085,000, respectively, and $86,111,000 thereafter.

11.   INCOME TAXES
      In 1992, the Company adopted Statement of Financial Accounting Standards
(SFAS) 109, "Accounting for Income Taxes." The cumulative effect of adopting SFAS 109 on retained earnings to January 1, 1992 was an increase of $949,000 or $.53 per share and a corresponding decrease in deferred tax liabilities. THE COMPANY'S PROVISION FOR INCOME TAXES IS CALCULATED USING THE LIABILITY METHOD. DEFERRED INCOME TAXES ARE PROVIDED FOR ALL TEMPORARY DIFFERENCES BETWEEN THE FINANCIAL STATEMENT AND TAX BASES OF ASSETS AND LIABILITIES USING ENACTED TAX RATES.
      The components of the income tax provision (credit) were as follows:
                                          1994        1993        1992
                                          (Dollars in Thousands)
Current                                   $(1,978)    $(8,489)    $ (125)
Deferred                                     (851)      1,066      2,308
                                          -------     -------     ------
      Total                               $(2,829)    $(7,423)    $2,183
                                          =======     =======     ======

      A reconciliation between the total provision (credit) and the amount computed using the statutory federal rate of 34% follows:
                                          1994        1993        1992
                                          (Dollars in Thousands)
Federal provision (credit) at
      statutory rate                      $(2,291)    $(6,284)    $2,925
Adjusted for
      State income taxes (credits)
            --net of effect on
            federal income taxes             (350)       (980)        48
      Non-taxable insurance proceeds           --          --       (750)
      Other                                  (188)       (159)       (40)
                                          -------     -------     ------
      Total provision (credit) for
            income taxes                  $(2,829)    $(7,423)    $2,183
                                          =======     =======     ======

      Deferred tax assets and liabilities were comprised of the following types of temporary differences as of December 31, 1994 and 1993:
                                          1994              1993
                                          (Dollars in Thousands)
Accrued retirement benefits               $ 7,967           $ 7,291
Net operating loss carryforward             6,691               530
Minimum tax credit carryforward             2,515             4,069
Vacation accruals                             786               777
Other                                         286               309
                                          -------           -------
      Total deferred tax assets            18,245            12,976
                                          -------           -------
Inventory                                  (1,016)              (23)
Installment sale                               --              (892)
Charitable contributions                   (1,174)           (1,123)
Income from partnerships                   (5,869)           (1,356)
Pineapple marketing costs                    (755)           (1,548)
Deferred condemnation proceeds             (5,990)           (5,756)
Property net book value                    (5,288)           (4,975)
                                          -------           -------
      Total deferred tax liabilities      (20,092)          (15,673)
                                          -------           -------
      Net deferred tax liabilities        $(1,847)          $(2,697)
                                          =======           =======

      At December 31, 1994 the Company had federal income tax net operating loss carryforwards of approximately $16 million, which expire in 2008 and 2009. The Company also had federal minimum tax credit carryforwards of $2.5 million.
      In 1993 the Internal Revenue Service (IRS) began its examination of the Company's federal income tax returns for 1989 and 1990. In November of 1994 the IRS began its examination of the Company's federal income tax return for 1993. The revenue agent's report on these years has not yet been issued and the Company cannot predict the outcome of these examinations.

12.   RESEARCH AND DEVELOPMENT
      Research and development expenses totaled $285,000 in 1994, $416,000 in 1993 and $466,000 in 1992.

13.   CONTINGENCIES & COMMITMENTS
      There are various claims and legal actions pending against the Company. In the opinion of management, after consultation with counsel, the resolution of these matters will not have a material adverse effect on the Company's financial statements. At December 31, 1994, the Company had commitments under signed contracts of $3.9 million.

14.   CONCENTRATIONS OF CREDIT RISK
      A substantial portion of the Company's trade receivables results from sales of pineapple products, primarily to food distribution customers in the United States. Credit is extended after evaluating creditworthiness and no collateral is generally required from customers. Notes receivable result principally from sales of real estate in Hawaii and are collateralized by the property sold.

15.   DISCLOSURE ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS
      The following methods and assumptions were used to estimate the fair value of each class of financial instruments:
Notes and Interest Receivable:
      The fair value of these assets was estimated based on rates currently available for similar types of transactions.

Notes Payable, Long-Term Debt and Accrued Interest:
      The fair value of these liabilities was estimated based on rates currently available to the Company for debt with similar terms and remaining maturities.
      The estimated fair values of the Company's financial instruments at December 31, 1994 and 1993 were as follows:

                                          1994                    1993
                                          (Dollars in Thousands)
                                    Carrying    Fair        Carrying    Fair
                                     Amount     Value        Amount     Value
Notes and Interest Receivable       $    731    $    606    $ 3,281     $ 3,254
Notes Payable, Long-Term Debt
  and Accrued Interest              $129,909    $122,918    $97,427     $95,519


MAUI LAND & PINEAPPLE COMPANY, INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16.   BUSINESS SEGMENTS
      The Company's principal activities are Pineapple, Resort and Commercial & Property. Pineapple includes growing pineapple, canning pineapple in tin-plated steel containers fabricated by the Company, and marketing canned pineapple products and fresh pineapple. Resort includes the development and sale of real estate, property management and the operation of recreational and retail facilities and utility companies at Kapalua on the Island of Maui. It also includes the Company's investments in Plantation Club Associates and Kaptel Associates. Commercial & Property includes the Kaahumanu Center and Napili Plaza shopping centers and other land development, property rentals and sales. Inter-segment sales were insignificant.
      "Operating Profit (Loss)" is total revenues less all expenses except corporate expenses, interest expense and income taxes. Assets identifiable by activity are those assets that are used in the operations of each activity. LAND OWNED BY THE PARENT COMPANY AND ANY GAIN FROM THE SALE OF SUCH LAND IS ALLOCATED TO THE BUSINESS SEGMENTS.
      Neither total export sales nor sales to any single customer exceeded 10% of consolidated revenues.


NOTES TO FINANCIAL STATEMENTS

                                          1994        1993        1992
                                          (Dollars in Thousands)
Revenues
      Pineapple                           $ 81,044    $ 86,033    $ 95,472
      Resort                                34,109      31,455      26,528
      Commercial & Property                 10,617      13,635      22,813
      Corporate                                112          49       2,236
                                          --------    --------    --------
            Total Revenues                 125,882     131,172     147,049
                                          ========    ========    ========
Operating Profit (Loss)
      Pineapple                               (867)    (16,223)        491
      Resort (1)                            (2,203)     (1,614)     (3,199)
      Commercial & Property                  5,357       9,085      17,304
                                          --------    --------    --------
            Total Operating Profit (Loss)    2,287      (8,752)     14,596
                                          --------    --------    --------
Corporate Expenses--Net (2)                 (3,343)     (4,933)     (1,962)
Interest Expense                            (5,682)     (4,797)     (4,031)
                                          --------    --------    --------
  Income (Loss) Before Income Taxes and
      Cumulative Effect of
        Accounting Changes                  (6,738)    (18,482)      8,603
                                          ========    ========    ========
Depreciation
      Pineapple                              5,561       4,957       4,738
      Resort                                 3,689       3,839       3,510
      Commercial & Property                  1,309       1,111       1,092
      Corporate                                292         408         434
                                          --------    --------    --------
            Total Depreciation              10,851      10,315       9,774
                                          ========    ========    ========
Capital Expenditures
      Pineapple                              1,148       8,173      10,040
      Resort                                 1,851       2,091       2,609
      Commercial & Property                 40,427      28,057       2,035
      Corporate                                 75         507         280
                                          --------    --------    --------
            Total Capital Expenditure       43,501      38,828      14,964
                                          ========    ========    ========
Identifiable Assets
      Pineapple                             71,343      78,634      79,192
      Resort                                64,415      66,829      66,590
      Commercial & Property                 94,475      54,638      27,729
      Corporate                              5,178      11,487       4,033
                                          --------    --------    --------
            Total Assets                  $235,411    $211,588    $177,544
                                          ========    ========    ========

(1) Resort operating profit (loss) includes the Company's equity in the loss of Plantation Club Associates of $766,000 for 1994, $147,000 for 1993 and $11,000 for 1992. Resort operating profit (loss) also includes the Company's equity in the loss of Kaptel Associates of $4,119,000 for 1994 and $871,000 for 1993.
(2) Corporate expenses-net includes a $2 million recovery under the Company's insurance program in 1992.

COMMON STOCK

      A dividend of $.25 per share was declared for each of the first three quarters of 1993. In compliance with the terms of a loan agreement the Company may not declare any dividends in 1995.

      At February 3, 1995, there were 415 shareholders of record.

      Stock is traded over the counter nationally. The range of common stock bid prices which follow were supplied by the National Quotation Bureau Incorporated and do not include retail markups, markdowns or commissions:

                              First       Second      Third       Fourth
                              Quarter     Quarter     Quarter     Quarter
1994        High              105          90          71          70
            Low                90          65          63          40
1993        High              120         115         106         105
            Low                90          80         105         100

SELECTED FINANCIAL DATA

                              1994        1993        1992        1991          1990

                                    (Dollars in Thousands Except Share Amounts)
FOR THE YEAR
Summary of Operations
  Revenues                    $125,882    $131,172    $147,049    $132,560    $112,093
  Cost of goods sold            67,623      84,932      81,147      82,001      72,761
  Operating expenses            23,551      22,577      20,762      19,149      14,911
  Shipping and marketing        16,568      17,673      15,917      14,907      10,687
  General and
      administrative            14,352      18,657      16,578      14,314      14,909
  Equity in losses (earnings)
      of joint ventures          4,844       1,018          11      (7,805)    (26,591)
  Interest expense               5,682       4,797       4,031       4,253       2,415
  Income Taxes (Credits)        (2,829)     (7,423)      2,183       1,922       8,411
  Income (loss) before cumulative effect of
      accounting changes        (3,909)    (11,059)      6,420       3,819      14,590
  Cumulative effect of
      accounting changes            --          --      (7,673)         --          --
  Net Income (Loss)             (3,909)    (11,059)     (1,253)      3,819      14,590

Per Common Share
  Income (loss) before cumulative effect of
      accounting changes         (2.18)      (6.15)       3.57        2.13        8.12
  Cumulative effect of
      accounting changes            --          --       (4.27)         --          --
  Net Income (Loss)              (2.18)      (6.15)       (.70)       2.13        8.12

Pro Forma Amounts Assuming
  Inventory Accounting Principle
  was Applied Retroactively
      Net Income (Loss)             --          --      (2,138)      4,088      14,777
      Net Income (Loss) Per
            Common Share            --          --       (1.19)       2.28        8.22

Other Data
  Cash dividends
      Amount                        --       1,348       1,797       1,797       1,797
      Per common share              --         .75        1.00        1.00        1.00
  Depreciation                $ 10,851    $ 10,315    $  9,774    $  9,215    $  7,458
  Return on beginning
      stockholders' equity       (6.1%)     (14.5%)      (1.6%)       5.0%       23.1%
  Percent of net income (loss)
      to revenues                (3.1%)      (8.4%)      (0.9%)       2.9%       13.0%

AT YEAR END
Current assets less
  current liabilities         $ (1,097)   $ 29,398    $ 26,233    $ 20,158    $ 17,478
Ratio of current assets
  to current liabilities           .97        2.47        2.33        2.28        1.91
Property, net of
  depreciation                $180,194    $148,774    $121,045    $117,077    $ 74,699
Total assets                   235,411     211,588     177,544     162,434     145,389
Long-term debt and
  capital leases                99,180      96,108      60,569      57,971      39,543
Stockholders' equity
      Amount                    60,429      64,321      76,187      78,729      76,246
      Per common share        $  33.63    $  35.79    $  42.40    $  43.81    $  42.43
Common shares outstanding     1,797,125   1,797,125   1,797,125   1,797,125   1,797,125



MANAGEMENT'S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION

RESULTS OF OPERATIONS

1994 vs. 1993

CONSOLIDATED
      The Company reported a consolidated net loss for the year 1994 of $3.9 million. This compares to a consolidated net loss of $11 million for 1993. The principal reason for the improved results was a decrease in the loss from the pineapple operations. These improved results more than offset increased losses from joint venture investments at the Kapalua resort and a lower amount of income from land sales. Other income for 1994 includes $3 million from the sale of land; other income for 1993 included $6.8 million attributable to land sales.
      General and administrative expenses decreased in 1994 by 23% as compared to the year 1993. Company-wide cost reduction efforts were principally responsible for this improvement. A large part of the decrease was attributable to lower personnel costs, including a decrease in post-retirement medical benefits, a restructuring of the medical plans for current employees and a decrease in the number of personnel through early retirements and job consolidations. Also, there was no employee benefit expense associated with the Company's ESOP in 1994 because all stock had been allocated to participants' accounts as of December 31, 1993.
      Interest expense increased in 1994 by 18% because of higher average rates and higher borrowings. Borrowings and the amount of interest capitalized increased in 1994 because of the expansion and renovation of Kaahumanu Center. Construction at the Center was substantially completed by the end of November 1994.

PINEAPPLE
      Revenue from pineapple operations decreased by 6% in 1994 and the operating loss from pineapple operations decreased from $16.2 million in 1993 to $867,000 in 1994. The improved results were principally due to cost reductions.
      Revenues decreased due to lower case volume of sales and to slightly lower sales prices. Revenues from the fresh fruit operations increased in 1994 compared to 1993 due to higher sales volumes.
      The number of cases packed in 1994 increased by approximately 2%, but the per unit production cost decreased substantially. The cost reduction was accomplished by job consolidations, reduced overtime, layoffs and other measures to cut costs and to increase efficiency. In 1993 there was a partial liquidation of LIFO inventories which resulted in lower costs from prior years being included in cost of sales. Cost of sales for 1993 would have been higher by $858,000 based on current production costs.
      Shipping and selling costs, which includes freight, brokerage and warehousing costs, decreased by 17% due largely to lower case volume of sales. Also, inventory levels at the end of 1992 were higher than normal which resulted in higher warehousing and other holding costs in 1993.

RESORT
      Revenues from the Kapalua Resort increased by 8%, from $31.5 million in 1993 to $34.1 million in 1994. The operating loss attributable to the resort increased from $1.6 million in 1993 to $2.2 million in 1994. The increased loss was largely due to the Company's share of losses from joint ventures which are accounted for on the equity method (see Note 3 to Consolidated Financial Statements). Excluding these losses, resort operations produced operating profits in 1994 compared to operating losses for 1993.
      Resort occupancies increased in 1994 as compared to 1993. The Kapalua Villas contributed a 17% increase in revenues. Paid rounds of golf decreased by approximately 3%, but revenues from the golf operations increased by 2% due to higher average rates. Revenues attributable to merchandise sales increased by 2%. In 1994 a new resort membership program was initiated which also contributed to the increase in revenues.
      The improved results for the resort's on-going operations were also attributable to reductions in operating costs and improved retail margins.

COMMERCIAL & PROPERTY
      Revenues from Commercial & Property decreased from $13.6 million in 1993 to $10.6 million for 1994 and operating profits decreased by $3.7 million from $9.1 million to $5.4 million. The decreases were largely due to lower revenues from land sales and condemnation proceeds which were included in 1993.
      Decreased revenues from land sales and condemnations were partially offset by higher revenues from Kaahumanu Center and Napili Plaza. Increased revenues from Kaahumanu Center had a more pronounced effect in the third and fourth quarters of 1994 compared to 1993 as the renovation work neared completion and the space occupied by tenants increased. Revenues from Napili Plaza also increased due to higher occupancies of leasable area.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION

1993 vs. 1992

CONSOLIDATED
      Consolidated net loss for 1993 was $11.1 million. For 1992 the consolidated profit before cumulative effect of the accounting changes made in 1992 was $6.4 million. The primary reasons for the decline were the operating loss from pineapple operations and a lower amount of income from condemnations proceeds and other land sales. Other income for 1993 includes $6.8 million from the sale of land as compared to $12.6 million in 1992.
      General and administrative expenses increased by 13% in 1993. The increase was largely attributable to charges to bad debt expense and to labor-related charges, some of which were the result of programs to reduce the Company's work force in an effort to decrease future costs.
      Interest expense increased in 1993 by 19% primarily because of higher average borrowings. The amount of interest capitalized in 1993 also increased as compared to 1992 and primarily related to construction at Kaahumanu Center.


PINEAPPLE
      Revenue from pineapple operations decreased by 10% in 1993, and cost of sales and shipping and selling expenses increased as compared to 1992. The operating loss from pineapple operations for 1993 was $16.2 million. In 1992 pineapple operations produced an operating profit of $491,000.
      Lower revenues resulted from a 5% decrease in case sales volume, coupled with a decrease in the average price per case. These results primarily reflect increased competition from foreign producers.
      Because of high inventory levels and low sales volumes, production levels in 1993 were considerably reduced from amounts originally planned.
This resulted in increased per unit production costs, which was the primary reason for the increase in cost of sales for 1993 as compared to 1992. In 1993 there was a partial liquidation of LIFO inventories which resulted in lower costs from prior years being included in cost of sales. Cost of sales for 1993 would have been higher by $858,000 based on current production costs.
      Shipping and selling costs increased in 1993 by 12% due to higher warehousing and other holding costs as a result of high inventory levels and lower sales volume. Additionally, ocean freight rates increased by approximately 3%.

RESORT
      Revenues attributable to the Kapalua Resort increased from $26.5 million in 1992 to $31.5 million in 1993, and the operating loss from the resort decreased from $3.2 million in 1992 to $1.6 million in 1993. The increase in visitor traffic to the resort resulting from the opening of The Ritz-Carlton Kapalua Hotel in October of 1992 and increased occupancies at The Kapalua Villas contributed to the improved results.
      Paid rounds of golf increased by approximately 18% in 1993 and revenues from golf operations increased by 13%. Merchandise sales increased by 16% and revenue from the villa operations increased by 70%.
      Partially offsetting these positive changes was a $1 million charge in 1993 representing the Company's share of its losses from joint ventures which are accounted for on the equity method (see Note 3 to Consolidated Financial Statements).

COMMERCIAL & PROPERTY
      Revenues from the Commercial & Property segment decreased from $22.8 million in 1992 to $13.6 million in 1993, and operating profits declined by 47% to $9.1 million. A large part of the decrease was due to lower revenue from condemnation proceeds and other land sales.
      Operating revenue from Kaahumanu Center was lower in 1993 as compared to 1992, primarily reflecting an 8% decrease in the gross leasable area as well as lower sales reported by the tenants because of the expansion and renovation work that was taking place at Kaahumanu Center.
      Revenue and operating profits from Napili Plaza increased in 1993 due to increased tenant occupancies.

LIQUIDITY AND CAPITAL RESOURCES
      At December 31, 1994 the Company's total debt, including capital leases, was $128.6 million, compared to $98 million at the end of 1993. The increase was due primarily to debt related to the renovation and expansion of Kaahumanu Center.
      The expansion and renovation of Kaahumanu Center was substantially complete by the end of November of 1994. Negotiations are continuing to effect the conversion of the Employees' Retirement System of the State of Hawaii's $30.6 million loan to an additional 49% interest in the Kaahumanu Center. Once the conversion has been accomplished, the Company will account for its investment in Kaahumanu Center Associates (KCA) by the equity method and the Company's consolidated debt will be reduced by approximately $76 million.

      The Company, on behalf of KCA, has secured a $65 million fixed rate term loan commitment from a group of banks to refinance the construction loans and the existing first mortgage. The Company is targeting the end of March of 1995 to close and fund the loan.
      In January of 1995 the Company was notified by Kaptel Associates of a request for additional capital contributions from the partners to fund its February debt service, but as of March 15, 1995, none of the partners had made additional capital contributions to the partnership. The partnership made only partial payment of its February and March debt service, resulting in notification by the lender that partial payment constituted an event of default (see Note 3 to Consolidated Financial Statements). At this stage, the Company is unable to determine how this situation may affect capital resources or liquidity.
      The Company has a $27.8 million revolving credit commitment which reduces to $23 million on March 31, 1995 and terminates on June 30, 1995. The Company is presently negotiating an extension of the commitment to June 30, 1997. The ability of the Company to meet the March 31, 1995 paydown requirement is dependent on the closing of the KCA refinancing. To the extent that the closing is delayed, the Company believes the lenders will allow an extension pending the closing.
      In 1995 capital expenditures are expected to be approximately $4.6 million. This amount includes approximately $2.2 million originally scheduled to be incurred in 1994 for a system that will totally replace the existing method used by the Company's pineapple cannery to dispose of processing waste water. It also includes approximately $.5 million to complete the upgrading of the water system at the Kapalua resort. The remaining expenditures are for equipment considered essential to the Company's current operations, necessary for the distribution of new products expected to strengthen the Company's operations, or expenditures required for compliance with governmental regulations.
      In addition to these capital expenditures, the Company expects to contribute approximately $1.6 million to the County of Maui for its share of increased capacity in the West Maui sewer system.
      The Company as a partner in various partnerships may, under certain circumstances, be called upon to make additional capital contributions (see
Note 3 to Consolidated Financial Statements).


IMPACT OF INFLATION AND CHANGING PRICES
      The Company uses the LIFO method of accounting for its pineapple inventories. Under this method the cost of products sold approximates current cost and during periods of rising prices the ending inventory balance is below current cost. The replacement cost of pineapple inventory was $26 million at December 31, 1994.
      Most of the land owned by the Company was acquired from 1911 to 1932 and is carried at cost. A small portion of "Real Estate Held for Sale" represents land cost. Replacements and additions to the pineapple operations occur every year and some of the assets presently in use were placed in service in 1934. At Kapalua some of the fixed assets were constructed and placed in service in the mid-to-late 1970s. Depreciation expense would be considerably higher if fixed assets were stated at current cost.

MAUI LAND & PINEAPPLE COMPANY, INC.
Officers

President & Chief Executive Officer
Joseph W. Hartley, Jr.

Executive Vice President/Resort
Gary L. Gifford

Executive Vice President/Finance
      & Treasurer
Paul J. Meyer

Vice President/Pineapple
Douglas R. Schenk

Vice President/Property Management
Richard H. Cameron

Secretary
Adele H. Sumida

Controller & Assistant Treasurer
Ted L. Proctor

Directors

Mary C. Sanford--Chairman
Publisher
Maui Publishing Company, Ltd.

Peter D. Baldwin
President
Baldwin Pacific Corporation

Richard H. Cameron
Vice President/Property Management
Maui Land & Pineapple Company, Inc.

Lansing E. Eberling
Financial Vice President
The Terramics Companies

Randolph G. Moore
Chief Executive Officer
Kaneohe Ranch

Fred E. Trotter III
President
F. E. Trotter, Inc.

Mrs. J. Walter Cameron--Director Emeritus
Director
Maui Publishing Company, Ltd.

Andrew T. F. Ing--Director Emeritus
Chairman of the Board
Denis Wong and Associates
Audit and Compensation Committees

Andrew T. F. Ing--Chairman
Peter D. Baldwin
Lansing E. Eberling
Randolph G. Moore
Mary C. Sanford
Fred E. Trotter III

PRINCIPAL SUBSIDIARIES

MAUI PINEAPPLE COMPANY, LTD.
Officers

President & Chief Executive Officer
Douglas R. Schenk

Executive Vice President/Finance &
      Treasurer
Paul J. Meyer

Vice President/Cannery
Eduardo E. Chenchin

Vice President/Plantations
L. Douglas MacCluer

Vice President/Sales & Marketing
James B. McCann

Secretary
Adele H. Sumida

Controller
Stacey M. Jio

Assistant Treasurer
Ted L. Proctor

Directors

Mary C. Sanford--Chairman
Peter D. Baldwin
Douglas B. Cameron
Richard H. Cameron
Lansing E. Eberling
Joseph W. Hartley, Jr.
Andrew T. F. Ing
Paul J. Meyer
Randolph G. Moore
Claire C. Sanford
Douglas R. Schenk
Douglas R. Sodetani
Fred E. Trotter III
Mrs. J. Walter Cameron--Director Emeritus

KAPALUA LAND COMPANY, LTD.
Officers

President & Chief Executive Officer
Gary L. Gifford

Executive Vice President/Finance &
      Treasurer
Paul J. Meyer

Executive Vice President/Operations
Donald A. Young

Vice President/Administration & Support Operations
Robert P. Derks

Vice President/Resort Operations
Gary M. Planos

Vice President/Marketing & Real Estate
Margaret A. Santos

Vice President/Planning & Construction
Warren A. Suzuki

Secretary
Adele H. Sumida

Controller
Russell E. Johnson

Assistant Treasurer
Ted L. Proctor


Directors

Mary C. Sanford--Chairman
Peter D. Baldwin
Richard H. Cameron
Lansing E. Eberling
Gary L. Gifford
Joseph W. Hartley, Jr.
Andrew T. F. Ing
Paul J. Meyer
Randolph G. Moore
Jared B. H. Sanford
Douglas R. Sodetani
Fred E. Trotter III
Donald A. Young
Mrs. J. Walter Cameron--Director Emeritus